SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Ocean Rig UDW Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,918,258
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,918,258
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,918,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G66964118	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,576,329
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,576,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,576,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G66964118	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,576,329
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,576,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,576,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G66964118	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated in the entirety by the following:

This statement relates to the Class A Common Shares, par value $0.01 per share (the “Class A Common Shares”), of Ocean Rig UDW Inc., a company formed under the laws of the Cayman Islands (the “Issuer”). The Issuer’s principal executive offices are located at Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 3, 2018, Transocean Ltd. (“Transocean”), Transocean Oceanus Holdings Limited, a newly formed, direct, wholly owned subsidiary of Transocean (“HoldCo”), and Transocean Oceanus Limited, a newly formed, indirect, wholly owned subsidiary of Transocean (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with the Issuer. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as an indirect, wholly owned subsidiary of Transocean (the “Merger”). In connection with the Merger Agreement, on September 3, 2018, the Reporting Persons entered into a voting and support agreement (the “Voting and Support Agreement”) with Transocean, pursuant to which, at any meeting of shareholders of the Issuer at which the approval and adoption of the Merger Agreement and other transactions contemplated by the Merger Agreement is to be voted upon, each of the Reporting Persons has agreed to be present (in person or by proxy) and vote, or give written consent covering, all of their Class A Common Shares in the following manner, among others: (a) in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (b) in favor of any other matter necessary or appropriate to consummate the transactions contemplated by the Merger Agreement; (c) against any Acquisition Proposal (as defined in the Merger Agreement) or any other action, proposal, agreement or transaction made in opposition to or competition with, or inconsistent with, the Merger Agreement and the transactions contemplated by the Merger Agreement; and (d) against any other action or agreement that would reasonably be expected to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of the transactions contemplated by the Merger Agreement or the performance by the Reporting Persons of their obligations under the Voting and Support Agreement.

Under the Voting and Support Agreement the Reporting Persons have also agreed to vote all shares of Transocean beneficially owned in favor of the following proposals at any meeting of Transocean’s shareholders held to obtain the Transocean shareholder approvals necessary to consummate the Merger: (a) the adoption of the Authorized Share Capital (as defined in the Merger Agreement); (b) the Parent Share Issuance (as defined in the Merger Agreement); (c) the related amendments to Transocean’s articles of association in connection therewith; (d) any other transactions contemplated by the Merger Agreement (as necessary); and (e) any other “routine” matters presented at such meeting.

CUSIP No. G66964118	Schedule 13D/A	Page 6 of 7 Pages

In addition, the Voting and Support Agreement prohibits the Reporting Persons from transferring any Class A Common Shares, subject to certain limited exceptions, prior to the time when the Issuer and Transocean shareholder approvals necessary to consummate the Merger have been obtained.

The Voting and Support Agreement and all obligations thereunder terminate, if, among other things, the Merger Agreement is terminated in accordance with its terms, or if the Issuer’s board of directors makes an Adverse Recommendation Change (as defined in the Merger Agreement) following receipt of a Superior Proposal (as defined in the Merger Agreement).

The foregoing summary of the Voting and Support Agreement is not complete and is qualified in its entirety by the full text of the Voting and Support Agreement, which is included as Exhibit 5 hereto and is incorporated herein by reference. In addition, the foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Form 6-K filed by the Issuer on September 4, 2018.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively may be deemed to beneficially own 18,494,587 Class A Common Shares constituting approximately 20.3% of the Class A Common Shares outstanding.

The aggregate percentage of Class A Common Shares reported owned by each person named herein is based upon 91,191,468 Class A Common Shares outstanding, which is the total number of Class A Common Shares outstanding as of August 9, 2018 as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2018.

As of the date hereof, Elliott itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott (“Liverpool”) and Gateshead (Japan) LLC, a Delaware limited liability company of which Elliott is the sole member and managing member, beneficially owned 5,918,258 Class A Common Shares, constituting 6.5% of the Class A Common Shares outstanding.

As of the date hereof, Elliott International, itself and through Greenwich (Japan) Limited, a Cayman Islands limited company and a wholly-owned subsidiary of Elliott International (“Greenwich”), beneficially owned 12,576,329 Class A Common Shares, constituting approximately 13.8% of the Class A Common Shares outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 12,576,329 Class A Common Shares beneficially owned by Elliott International, constituting approximately 13.8% of the Class A Common Shares outstanding

Collectively, Elliott, Elliott International and EICA beneficially own 18,494,587 Class A Common Shares, constituting approximately 20.3% of the Class A Common Shares outstanding.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
5	Voting and Support Agreement, dated September 3, 2018 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 4, 2018).

CUSIP No. G66964118	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 5, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President